SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of May, 2007

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: AGM Statement






FOR IMMEDIATE RELEASE: 11am Thursday 17 May 2007


PRUDENTIAL PLC - ANNUAL GENERAL MEETING


At this morning's AGM, Prudential plc Chairman Sir David Clementi highlighted "a year of substantial progress" by Prudential.

Speaking to shareholders at the Queen Elizabeth II Conference Centre in London, Sir David said: "2006 was another excellent year for Prudential with EEV operating profits ahead strongly and confirming the effectiveness of the strategy that we have been following."

Sir David added: "The Group also further strengthened its cash flow and capital position in the year and, as a result, we were able to propose an increase of five per cent in the full year dividend. We have also put in place a new dividend policy.

"In March we announced a refocusing of our UK business after an extensive review of all available options. The Board believes that the current composition and structure of the Group provide material financial and operational benefits to shareholders. At this stage, the management team's focus continues to be on profitable growth in all areas of the business and, in particular, the UK team is absolutely focused on the execution and delivery of the strategy we have outlined. As you would expect, the Board considers strategy on a regular basis and it will continue to take account of all alternatives to maximise value for shareholders."

Group Chief Executive Mark Tucker highlighted "great opportunities ahead for continued profitable growth".

Mr Tucker said: "2006 saw a year of further success in building our business with a clear and committed focus on value generation, and the momentum I referred to last year maintained and even intensified.

"UK retail new business volumes were ahead 14 per cent and overall margins and returns on new business remained towards the top end of what you will see in the UK market. That performance was driven principally by improving margins and returns in the retail business, and individual annuities in particular, and we see this sector as the mainstay of UK profitability in the years ahead."

Mr Tucker noted that Jackson is "very well placed to continue the success we have seen over recent years". He added: "In the US, the Jackson team has had another strong year. They have outperformed the market considerably, with retail sales growing at twice the market growth rate, margins moving ahead at the aggregate level and returns on new business also improving."

Turning to Asia, Mr Tucker said: "Again, sales and new business profits moved ahead strongly and we have continued to build the distribution footprint with over 285,000 agents across the region and a spread of non-agency distribution that is unparalleled. Margin and returns remain high, though obviously influenced by the country mix, and we are also improving expense efficiency as we see the scale of the business increase."

Highlighting sustained superior investment performance across the Group's asset management businesses, Mr Tucker said: "M&G and our Asian business go from strength to strength."

He added: "Over a five-year period, external funds under management have more than doubled from GBP24 billion to GBP57 billion at the end of 2006 and both businesses attracted record net inflows in the year."


ENDS


Enquiries:


Media                                    Investors / analysts
Jon Bunn               020 7548 3559     James Matthews            020 7548 3561
                       07808 632167
Carole Butcher         020 7548 3719     Marina Novis              020 7548 3511


Notes to Editor:

1. A full transcript of Sir David Clementi and Mark Tucker's speeches and presentation to shareholders can be found on the Prudential plc website at www.prudential.co.uk/prudential-plc/investors/agminfo/2007/

2. About Prudential

Prudential plc is a company incorporated in England with its head office in London, which, with its affiliated companies constitutes one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and had GBP250.7 billion in assets under management as at 31 December 2006. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements
This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17 May 2007

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn

                                              Jon Bunn
                                              Director of Public Relations